FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2004

GETTY COPPER INC.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Release: January 5, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: January 31, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

GETTY COPPER INC

1000 Austin Avenue

Coquitlam,  B.C.   V3K 3P1

(604) 939-3231

January 5, 2004

$2.0 Million Financing Completes

Getty Copper Inc (TSX Venture: GTC) announces that the Company has closed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit. Each Flow-through Unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

Getty is a “Qualifying Issuer”, in accordance with Multilateral Instrument 45-102, and accordingly all shares issued pursuant to this Offering as part of a Unit of flow-through Unit or acquired on exercise of a warrant will be subject to restrictions on resale until May 1, 2004.

Haywood Securities Inc. act as Agent for the Offering, and received a cash commission in the amount of $123,475 and 155,000 Agent’s Warrants exercisable to purchase a common share of Getty at a price of $0.65 until December 30, 2005.

ON BEHALF OF THE BOARD

Robert Gardner

Director

THE TSX VENTURE  EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENTS OF THIS NEWS RELEASE.